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                                                                   EXHIBIT 99.1

Name of Company:   CHARTERED SEMICONDUCTOR MANUFACTURING LTD

Registration No:   198703584-K

At the thirteenth Annual General Meeting of Chartered Semiconductor Manufacturing Ltd held on 30 May 2001, the following resolutions were duly passed:-


ROUTINE BUSINESS

ORDINARY RESOLUTIONS


1)       AUDITED ACCOUNTS FOR THE YEAR ENDED 31 DECEMBER 2000

         RESOLVED THAT the Directors' Report and Audited Accounts of Chartered Semiconductor Manufacturing Ltd for the year ended 31 December 2000 and the Report of the Auditors thereon be and are hereby received and adopted.

2)       RE-ELECTION OF DIRECTORS

(a)(i)   MR ROBERT E LA BLANC

         RESOLVED THAT Mr Robert E La Blanc, a Director who retires by rotation pursuant to Article 94 of the Articles of Association of the Company, and being eligible for re-election, be and is hereby re-elected a Director of the Company.

(a)(ii)  MR ANDRE BORREL

         RESOLVED THAT Mr Andre Borrel, a Director who retires by rotation pursuant to Article 94 of the Articles of Association of the Company, and being eligible for re-election, be and is hereby re-elected a Director of the Company.


(a)(iii) MR KOH BENG SENG

         RESOLVED THAT Mr Koh Beng Seng, a Director who retires by rotation pursuant to Article 94 of the Articles of Association of the Company, and being eligible for re-election, be and is hereby re-elected a Director of the Company.

(b)      MR JAMES A NORLING

         RESOLVED THAT Mr James A Norling, a Director who retires pursuant to
         Article 99 of the Articles of Association of the Company, and being eligible for re-election, be and is hereby re-elected a Director of the Company.

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3)       RE-APPOINTMENT OF DIRECTORS

(i)      MR AUBREY C TOBEY

         RESOLVED THAT pursuant to Section 153(6) of the Companies Act, Chapter 50, Mr Aubrey C Tobey be and is hereby re-appointed as a Director of the Company to hold office until the next Annual General Meeting.

(ii)     DR JAMES H VAN TASSEL

         RESOLVED THAT pursuant to Section 153(6) of the Companies Act, Chapter 50, Dr James H Van Tassel be and is hereby re-appointed as a Director of the Company to hold office until the next Annual General Meeting.

(iii)    MR CHARLES E THOMPSON

         RESOLVED THAT pursuant to Section 153(6) of the Companies Act, Chapter 50, Mr Charles E Thompson be and is hereby re-appointed as a Director of the Company to hold office until the next Annual General Meeting.

4)       RE-APPOINTMENT OF KPMG AS AUDITORS

         RESOLVED THAT KPMG be and are hereby re-appointed Auditors of the Company, to hold office until the conclusion of the next Annual General Meeting thereof and that their remuneration be determined by the Board of Directors.

5)       DIRECTORS' FEES

         RESOLVED THAT the payment of Directors' Fees of a sum of up to US$472,000 for the year ended 31 December 2000 be and is hereby approved.


SPECIAL BUSINESS

SPECIAL RESOLUTION

6)       Alterations to the Articles of Association of the Company

         RESOLVED THAT Articles 107 and 121 of the Articles of Association of the Company be and are hereby altered in the manner as set out in the Proxy Statement accompanying this Notice of Annual General Meeting.



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ORDINARY RESOLUTIONS

7)       Approval of the Company's Employee Share Purchase Plan 2001

         RESOLVED THAT:

         (a) the Company's Employee Share Purchase Plan 2001 (the "Company Purchase Plan"), under which ordinary shares of par value S$0.26 each in the capital of the Company ("Ordinary Shares") may be purchased by participants under the Company Purchase Plan in accordance with the rules of the Company Purchase Plan contained in the document marked "A" submitted to the Annual General Meeting and for the purpose of identification subscribed by the Chairman of the Annual General Meeting, be approved; and

         (b)      the Directors of the Company be and are hereby authorized:-

                  (i)      to establish the Company Purchase Plan;

                  (ii) to establish a committee of Directors to administer the Company Purchase Plan in accordance with the provisions of the Company Purchase Plan;

                  (iii) to modify and/or amend the Company Purchase Plan from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the Company Purchase Plan and to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the Company Purchase Plan; and

                  (iv) to offer and grant in accordance with the provisions of the Company Purchase Plan, and to allot and issue from time to time such number of Ordinary Shares as may be required to be issued pursuant to the exercise of rights to purchase Ordinary Shares under the Company Purchase Plan.

8) Approval of the Share Purchase Plan 2001 for Employees of Silicon Manufacturing Partners Pte Ltd (the "SMP Purchase Plan")

         RESOLVED THAT:

         (a) the SMP Purchase Plan, under which Ordinary Shares may be purchased by participants under the SMP Purchase Plan in accordance with the rules of the SMP Purchase Plan contained in the document marked "B" submitted to the Annual General Meeting and for the purpose of identification subscribed by the Chairman of the Annual General Meeting, be approved; and

         (b)      the Directors of the Company be and are hereby authorized:-

                  (i)      to establish the SMP Purchase Plan;

                  (ii) to establish a committee of Directors to administer the SMP Purchase Plan in accordance with the provisions of the SMP Purchase Plan;

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                  (iii)    to modify and/or amend the SMP Purchase Plan from
                           time to time provided that such modification and/or amendment is effected in accordance with the provisions of the SMP Purchase Plan and to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the SMP Purchase Plan; and

                  (iv) to offer and grant in accordance with the provisions of the SMP Purchase Plan, and to allot and issue from time to time such number of Ordinary Shares as may be required to be issued pursuant to the exercise of rights to purchase Ordinary Shares under the SMP Purchase Plan.

9) Approval of an Amendment and Restatement of the Company's Share Option Plan 1999

         RESOLVED THAT:

         (a) the amendment and restatement of the Company's Share Option Plan 1999 (the "Option Plan"), under which options to subscribe for Ordinary Shares may be granted to participants in the Option Plan in accordance with the rules of the Option Plan contained in the document marked "C" submitted to the Annual General Meeting and for the purpose of identification subscribed by the Chairman of the Annual General Meeting, be approved; and

         (b) the Directors of the Company and each of them be and are hereby authorized to take such steps and do all acts as they or he may consider desirable, necessary or expedient to give effect to this Resolution 9.

10)(a) Authority to Allot and Issue Shares Pursuant to Section 161 of the Companies Act, Chapter 50

         RESOLVED THAT pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorized to allot and issue shares in the capital of the Company to any person on such terms and conditions and with such rights or restrictions as they may think fit to impose and that such authority shall continue in force until the conclusion of the next annual general meeting ("AGM") of the Company or the expiration of the period within which the next AGM is required by law to be held, whichever is the earlier.

(b) Authority to Create and Issue Securities and to Allot and Issue Shares in Connection Therewith Pursuant to Section 161 of the Companies Act, Chapter 50

         RESOLVED THAT pursuant to Section 161 of the Companies Act, Chapter 50, approval be and is hereby given to the Directors to:

         (i)      (aa)     create and issue securities ("Securities")
                           including, without limitation, warrants or options to subscribe for new ordinary shares of the Company
                           ("New Shares") or to purchase from the Company other securities issued or to be issued by the Company, debt securities and securities which are convertible into, exchangeable for, or exercisable for, New
                           Shares or other securities issued or to be issued by the Company to any person or persons and on such terms and conditions as the Directors may think fit to impose;


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                  (bb)     create and issue any further Securities ("Further
                           Securities") as may be required or permitted to be issued in accordance with the terms and conditions of the Securities; and

                  (cc) make, enter into and/or issue offers, agreements, options, undertakings, guarantees and/or indemnities (together referred to as "Agreements") which would or might require the issue of New Shares or other securities by the Company with any person or persons and on such terms and conditions as the Directors may think fit to impose;

         (ii)     allot and issue from time to time:-

                  (aa) such number of New Shares as may be required or permitted to be allotted or issued on the conversion, exchange or exercise of the Securities, or any of them, to the holders of such Securities on the conversion, exchange or exercise thereof, subject to and otherwise in accordance with the terms and conditions of the Securities;

                  (bb) on the same basis as paragraph (ii)(aa) above, such further New Shares as may be required to be allotted and issued on the conversion, exchange or exercise of any of the Further Securities in accordance with the terms and conditions of the Further Securities; and

                  (cc) such number of New Shares as may be required or permitted to be allotted or issued pursuant to and otherwise in accordance with the terms and conditions of the Agreements; and

         (iii) take such steps, make such amendments to the terms and conditions of the Securities, the Further Securities and the Agreements and any of them, and exercise such discretion as the Directors may from time to time deem fit, advisable or necessary in connection with all or any of the above matters.


(c) Authority to Offer and Grant Options and to Allot and Issue Additional Shares Pursuant to the Option Plan

         RESOLVED THAT the Directors be and are hereby authorized to offer and grant options in accordance with the provisions of the Option Plan, as amended and restated, and to allot and issue from time to time such number of Ordinary Shares as may be required to be issued pursuant to the exercise of the options under the Option Plan, as amended and restated.

This is the Annexure marked "A" referred to in the Notice of Resolution signed by me on the 29th day of June 2001.

/s/ Nancy Tan See Sin
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Nancy Tan See Sin
Joint Company Secretary